Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

April 22, 2020

VIA E-MAIL ATTACHMENT

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:          Fovea Jewelry Holdings Ltd.

Registration Statement on Form 10

Filed March 23, 2020

File No. 000-56156

Dear Sir or Madam:

We submit the information in this letter, on behalf of our client, Hub Deals Corp., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 17, 2020.

The Staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the Staff’s comments follow each staff comment.

Form 10 Filed March 23, 2020

Business

Recent Developments, page 4

1. Please revise your disclosure to discuss the March 20, 2020 share exchange transaction and recapitalization through which you acquired Gold Shiny International Limited and Gold Shiny (Asia) Limited, and clarify that the business of Gold Shiny reflects the current business of your company.

Company response:  The Company has added four paragraphs to the Recent Developments section on page 4 in response to this comment.

Overview, page 4

2. Please revise your disclosure to clearly describe the current operations of your business, including whether your business and website are operational, as we note your disclosure throughout that you have completed only the perliminary stages of a business plan, have no products ready to sell, and do not have a history of earnings. If your business is not currently operational, please revise to clearly state this and remove any implication that you are operational or currently hold inventory. If your business is operational, please revise your disclosure accordingly and clarify the operational status of your business and website how you fulfill orders, whether by carring inventory, operating through vendors or otherwise.

Company response:  The Company has added disclosure in response to this comment by adding a new second paragraph under the heading, titled “Overview” on page 4.

1

Competition, page 5

3. We note your statement that if dealers and sellers participate less in your auctions, you may attract fewer buyers and your revenue could decrease. Please describe how auctions are involved in your business, if at all.

Company response:  The Company has removed reference to auctions on page 5 because it does not operated or engage in auctions.

Risk Factors

There is uncertainty regarding our ability to continue as a going concern..., page 6

4. We note your statement that you have incurred net losses of $10 from your inception on January 31, 2019. This is not consistent with your financial statements or your date of inception. Please revise accordingly.

Company response:  The Company as revised it disclosure of the referenced risk factor on page 6, to state that the Company has net income on only $37,700 for the fiscal year ended December 31, 2019.

We may become subject to legal proceedings..., page 9

5. We note your disclosure that you maintain liability insurance coverage. Please reconcile this with your statement on page five that you do not maintain any insurance.

Company response:  The Company has revised its disclosure on page 9 to remove reference to liability insurance coverage, since the company does not maintain such coverage.

Because we will likely have fewer than three hundred shareholders of record..., page 10

6. We note your disclosure on page 23 that as of March 18, 2020, you had 1,292 holders of common stock of record. Please tell us why you believe it is likely that you will have fewer than three hundred shareholders of record.

Company response:  The Company has removed the referenced risk factor on page 10 because the Company has 1,292 holders of common stock of record.

Anti-takeover effects of certain provisions of Wyoming law..., page 13

7. Please disclose at what point you would become subject to Wyoming's control share law.

Company response:  The Company has revised the referenced risk factor on page 13 to include when the Company would become subject to Wyoming’s control share law.

2

Management’s Discussion and Analysis of Financial Condition and Results of Operations., page 14

8. Given the recent Coronavirus outbreak in China and other countries, please include in management’s current outlook for the near future whether you expect the outbreak to have a material impact on your revenues in your current or future financial periods, and if so, disclose this in your filing. If the outbreak has required you to close your operations, please disclose that information and when you expect to reopen your operations.

Company response:  The Company has included the requested disclosure on page 16 under the heading “We face risks related to Novel Coronavirus (COVID-19) which could significantly disrupt our research and development, operations, sales, and financial results.”

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

Limited Business History; Need for Additional Capital , page 15

9. We note your disclosure that there is no historical financial information about the Company upon which to base an evaluation of your performance, and that state you are a development stage corporation, which has no significance in current U.S. GAAP, and have not generated any revenues from your business. You also disclose that your business is subject to risks, including possible delays in exploration and/or development. These statements do not appear to be consistent with your financial statements. Please revise to discuss the status of your operations as of and for the year ended December 31, 2019.

Company response:  The Company has removed the sentences “There is no historical financial information about the Company upon which to base an evaluation of our performance. We are a development stage corporation and have not generated any revenues from our business.”

Liquidity and Capital Resources, page 16

10. We note your disclosure that you have sufficient cash on hand to commence your 12-month plan of operation. You also state that you will need to raise funds to commence your 12-month plan of operation and fund your ongoing operational expenses. Please reconcile these two statements that appear to be contradictory.

Company response:  The Company has replaced the section titled, “Limited Business History; Need for Additional Capital” with a section titled “Reverse Acquisition of Shiny Gold.”

11. Please tell us your consideration of discussing your plan of operation for the next 12 months, including your sources of liquidity and your capital requirements.

Company response:  In the second sentence on under the section titled, “ Liquidity and Capital Resources,” the Company has clarified that its 12-month plan of operation is to continue developing its website to have a fully functioning online store and sell its diamond products.  The referenced section has been further revised to explain that additional funding is required for ongoing operational expenses related to reporting with the Commission.

3

New Accounting Pronouncements, page 17

12. Your disclosure in the 3rd paragraph regarding the adoption of ASU 2014-09 is inconsistent with your disclosure in the last paragraph on page 17 and your accounting policy disclosed on page F-9. Please revise. In addition, you disclose that you are assessing the impact of ASU 2016-02 (ASC 842) which was effective for periods beginning after December 15, 2018. Please clarify whether you adopted ASC 842 as of December 1, 2019 and the impact on your financial statements.

Company response: The Company has revised page 17 in compliance with this comment.

Security Ownership of Certain Beneficial Owners and Management., page 19

13. In the beneficial ownership chart you disclose total shares owned by certain beneficial owners and management as 100,000,000 common shares when there are 10,090,974 common shares outstanding. Also, in footnote 1 the ownership holdings you disclose for Mr. Zhang do not match the numbers in the beneficial ownership chart.  Please reconcile your disclosures.

Company response:  On page 19, the Company has revised the referenced chart and footnote to change  Mr. Zhang’s disclosed beneficial ownership of shares of common stock from “100,000,000” to “10,000.”

Directors, Executive Officers., page 20

14. In your chart you disclose that Mr. Zhang is 53 years old but in your accompanying narrative you state he is 72 years old. Please reconcile your disclosures.

Company response:  On page 20, the Company has revised its disclosure, changing “53” to “72.”

Consolidated Balance Sheets, page F-3

15. The amount of retained earnings at December 31, 2019 differs from the amount presented on the consolidated statements of changes in stockholders' equity (deficit). Please revise or advise.

Company response:  The Company has revised the amount of retained earnings disclosed on page F-4.

Exhibits

16. We note that Exhibit 3.4 is labeled as your bylaws. However, this exhibit appears to be an amendment to your Articles of Domestication reflecting the reverse share split. Please file the bylaws as an amendment to the Form 10.

Company response:  The Company filed its Bylaws as Exhibit 3.5 in the original filing of the Form 10, as reflected in the Exhibit index.  Separately, the Company mistakenly filed the same document as Exhibit 3.2 and 3.3 in the original filing of the Form 10, and has replaced Exhibit 3.3 with the correct amendment.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo

4